Exhibit 99.1

Hut 8 Files Final Base Shelf Prospectus and Amended Registration Statement

Toronto, Ontario, April 8, 2021 -- HUT 8 announced today that on April 7, 2021, subsequent to the filing of its preliminary base shelf prospectus on March 10, 2021, it has now filed and obtained a receipt for its final short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada. It has also filed a corresponding amended shelf registration statement with the United States Securities and Exchange Commission (the "SEC") on Form F-10 under the U.S./Canada Multijurisdictional Disclosure System which is now effective.

These filings will, subject to securities regulatory requirements, allow the Company to qualify the distribution by way of prospectus of up to CAD$500 million of common shares, debt securities, subscription receipts, warrants and units, or any combination thereof (all of the foregoing, collectively, the “Securities”), during the 25-month period that the Base Shelf Prospectus remains effective. The specific terms of any future offering of Securities will be set forth in a prospectus supplement to the Base Shelf Prospectus, which will be filed with the applicable securities regulatory authorities in connection with any such offering.

Jaime Leverton, CEO of stated: “These filings will provide us with financial flexibility to support our continued growth should we seek to leverage it.  It also permits us to act more quickly to take advantage of any future opportunities that may arise.”

A copy of the Base Shelf Prospectus can be found on SEDAR at www.sedar.com. A copy of the Base Shelf Prospectus and the registration statement may also be obtained by contacting the Corporate Secretary of the Company at 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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About Hut 8: Hut 8 is one of North America's oldest and largest bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is Top 5 largest holders of self-mined Bitcoin of publicly traded companies in the world. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, the Hut 8 leadership team is continually looking for ways to challenge traditional approaches in order to find innovative, powerful, industry-leading solutions - a mindset now being applied to their Revenue diversification, ESG and carbon footprint reduction strategy.

FORWARD-LOOKING STATEMENTS Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward looking terminology, such as "plans", "targets", "expects" or "does not expect", "is expected", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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